Internet Gold-Golden Lines Ltd.

2 Dov Friedman Street,

Ramat Gan 5250301, Israel

January 26, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joshua Shainess, Esq.

Re:	Internet Gold-Golden Lines Ltd.
Registration Statement on Form F-3
File No. 333-215744

Dear Mr. Shainess:

The undersigned, on behalf of Internet Gold-Golden Lines Ltd. (“Internet Gold”), issuer of the securities covered by the above-referenced Registration Statement, hereby respectfully requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission at 4:00 p.m. Washington, D.C. time, on Monday, January 30, 2017, or as soon thereafter as possible.

Management of Internet Gold is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the disposition of the securities covered by the above-referenced Registration Statement.

Thank you very much for your courtesy in this matter.

Very truly yours,

/s/Ami Barlev
Ami Barlev
Vice President and General Counsel